AMCON Distributing Company
7405 Irvington Road
Omaha, NE 68122
February 17, 2010
Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: AMCON Distributing Company
SEC Comment Letter dated January 29, 2010
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed November 6, 2009
File No. 1-15589
Dear Mr. Mew,
This letter is being filed as EDGAR correspondence in reference to your January 29, 2010 comment letter regarding AMCON Distributing Company’s (the “Company”) Form 10-K filed on November 6, 2009. For ease of reference, we have reproduced and highlighted the full text of the Staff’s comment followed by the Company’s response.
Form 10-K for the fiscal year ended September 30, 2009
Staff Comment:
1. Summary of Significant Accounting Policies, page 34
(j) Goodwill, Intangible and Other Assets, page 35
1. We note goodwill and intangible assets comprise a significant amount of your total assets. As such we would expect a robust and comprehensive disclosure regarding your impairment testing policies. Please expand this note in future filings to include, for example, the reporting level at which impairment tests for goodwill are performed and the two-step impairment tests used to identify potential goodwill impairments. Also consider disclosing the basis of your related fair value measurements. Refer to FASB ASC Topic 350 (Intangibles — Goodwill and Other).
Response:
In response to the Staff’s comment, the Company proposes the following expanded disclosure for inclusion in our summary of significant accounting policies footnote for goodwill and intangibles assets to be presented in all applicable future filings. The proposed footnote provides that no impairments are identified during fiscal 2010.

Goodwill and Intangible Assets
Our goodwill consists of the excess purchase price paid in business combinations over the fair value of assets acquired. Our intangible assets consist of trademarks and tradenames assumed in acquisitions. Goodwill, trademarks, and tradenames are considered to have indefinite lives.
The Company employs the non-amortization approach to account for purchased goodwill and intangible assets having indefinite useful lives. Under the non-amortization approach, goodwill and intangible assets having indefinite useful lives are not amortized into the results of operations, but instead are reviewed annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, to assess whether their fair value exceeds their carrying value. The Company performs its annual impairment testing of goodwill and indefinite-lived intangible assets during the fourth fiscal quarter of each year.
The Company tests goodwill impairment at a reporting unit level using the two-step impairment test method. The Company’s primary reporting units tested for impairment are Akin’s, Chamberlin’s, and the Quincy, IL division of our Wholesale Distribution Segment. Both Akin’s and Chamberlin’s are components of our Retail Health Food Segment. The first step of our goodwill impairment testing compares the carrying value of a reporting unit, including goodwill, with its fair value, as determined by its estimated discounted cash flows. If the carrying value of a reporting unit exceeds its fair value, we then complete the second step of the impairment test to determine the amount of impairment to be recognized. In the second step, we estimate an implied fair value of the reporting unit’s goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill (including any unrecognized intangible assets). If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, the Company records an impairment loss equal to the difference in that period.
Non-amortized indefinite-lived assets are tested for impairment by comparing the assets’ carrying value to their estimated fair value. The Company estimates the fair value of these assets using a discounted cash flow methodology. If the assets are determined to be impaired, their carrying value is reduced to their fair value and an impairment loss is recorded in that period.
We arrive at our estimates of fair value using a discounted cash flow methodology which requires us to estimate the future cash flows anticipated to be generated by particular assets and to select a discount rate to measure the present value of those anticipated cash flows. Estimating future cash flows requires significant judgement and includes making assumptions about projected growth rates, industry-specific factors, working capital requirements, weighted average cost of capital, and current and anticipated operating conditions. The use of different assumptions or estimates for future cash flows could produce different results. The Company has not made any material changes in its impairment assessment methodology during the past two fiscal years and we do not believe the estimates used in our current methodology are likely to change materially in the foreseeable future. However, we regularly assess these estimates based on the performance of our reporting units. There were no impairments of goodwill or indefinite-lived intangible assets identified during either fiscal 2010 or fiscal 2009.

Identifiable intangible assets with finite lives are amortized over their estimated useful lives and tested for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used in evaluating the elements of property, plant and equipment. If impaired, the related asset is written down to its fair value. There were no impairments of identifiable intangible assets with finite lives identified during fiscal 2010 or fiscal 2009.
Staff Comment:
2. Dispositions, page 38
2. We note the disposal of Trinity Springs, Inc. (TSI) to Crystal Paradise Holding, Inc. (CPH) where you recorded a $4.7 million pre-tax gain which included a $1.5 million deferred gain attributable to a previously executed Mutual Release and Settlement Agreement between the Company, TSI, and CPH. In this regard, please explain to us and disclose the transaction that initially led to the $1.5 million deferred gain you recorded. Further, provide us the supporting entries used to record the $4.7 million gain.
Response:
As disclosed in our previous quarterly and annual filings with the Commission, in June 2004, a newly formed subsidiary of the Company, TSL Acquisition Corp. (which subsequently changed its name to Trinity Springs, Inc. (“TSI”)), acquired the tradename, water rights, customer list, and substantially all of the operating assets (the “Acquisition”) of Trinity Springs, Ltd., which subsequently changed its name to Crystal Paradise Holdings, Inc (“CPH”). The Acquisition was financed by debt issued by TSI, the issuance of a minority interest in TSI, and a contingent water royalty stream. The total transaction purchase price of the Acquisition resulted in a substantial amount of goodwill and intangible assets.
The Acquisition was highly contested by a group of CPH shareholders that filed various lawsuits challenging the validity of the acquisition and TSI’s ownership of the assets. Complicating matters, the operations of TSI were not meeting financial expectations and TSI required short-term financing while strategic options could be explored, including the sale of its business and assets. TSI’s short-term financing was secured from related parties (see the Company’s response to Staff comment #3). However, based on TSI’s continued poor financial performance, the noted lawsuits, and a lack of liquidity to fund operations, management ceased operations at TSI. A determination was made that all of the goodwill and intangible assets at TSI had been impaired and such impairment was reflected in the September 2005 financial statements.

In September 2007, the Company, TSI, and CPH signed a Mutual Release and Settlement Agreement (the “Settlement Agreement”) to end the aforementioned litigation. This Settlement Agreement contained two key components which were inseparable and mutually dependent upon the other. That is, neither party would have executed or agreed to the terms of the Settlement Agreement without the inclusion of the other component. These key components included CPH agreeing to roll approximately $6.5 million in obligations due from TSI related to the 2004 asset purchase into a new $5.0 million note. In exchange, TSI provided CPH with an exclusive eighteen (18) month option to acquire all of TSI’s tangible and intangible assets for $5.0 million (the value of the newly issued note). All parties also agreed to release the other from all current and future litigation related to this matter.
The $1.5 million deferred gain referenced in your comment arose from the difference between the $6.5 million in obligations due to CPH in connection with the 2004 asset purchase and the new $5.0 million note payable issued to CPH by TSI in conjunction with the aforementioned settlement. Because the Settlement Agreement was conditioned upon TSI honoring the entire eighteen (18) month asset purchase option granted to CPH, the $1.5 million gain was deferred until the closing date.
In May 2009, pursuant to the terms of the previously executed Settlement Agreement, CPH acquired all the operating assets of TSI in exchange for the $5.0 million note receivable it held from TSI (plus $0.1 million of accrued interest). At closing TSI provided CPH with free and clear title to all of TSI’s assets (see our response to Staff comment #3 with respect to related party debt settlement). The Company had no continuing involvement in the divested assets and recorded a $4.7 million pre-tax gain in conjunction with the transaction, which included the recognition of a $1.5 million deferred gain attributable to the previously executed Settlement Agreement.
With the lapsing of the exclusive option period and the subsequent May 2009 closing, TSI had performed, honored, and delivered upon the conditions of the Settlement Agreement, and as such, the May 2009 closing represented the culmination of the earnings process. The accounting treatment for this transaction is consistent with the revenue recognition guidance provided under Topic 13: Revenue Recognition (Staff Accounting Bulletin No. 101), as well as the guidance provided under FASB ASC paragraph 450-25-1 and 450-30-25 (Q&A 04) regarding the recognition of gain contingencies when future performance requirements exist.
We will expand our footnote disclosure in all applicable future filings to incorporate the relevant facts summarized above.

The following entry was recorded in May 2009 as a result of the transactions described above.
Supporting Entry (in millions):

	Debit	Credit
Note payable to CPH	$5.0
Accrued interest on CPH note payable	$0.1
Accumulated depreciation	$0.3
Deferred gain on CPH settlement	$1.5
Land		$0.5
Plant & Building		$1.1
Production Equipment		$0.6
Gain on CPH transaction		$4.7
Staff Comment:
3. We note you recognized a $2.7 million gain on the settlement of related party debt. The forgiveness of debt from related parties should typically be treated as a capital transaction. Refer to FASB ASC paragraph 470-50-40-2. Please revise or advise us why no revision is necessary referencing authoritative literature supporting your accounting treatment. Please be detailed in your response.
Response:
FASB ASC paragraph 470-50-40-2 indicates that “extinguishment transactions between related entities may be in essence capital transactions. APB 26, paragraph 20”. FASB ASC 470-60-15 (Q&A 06) expands upon this guidance indicating that in addition to other factors of consideration, only transactions in which the creditor is both a related party and a significant shareholder, should the forgiveness of debt be treated as a capital contribution. This guidance further indicates that a comprehensive analysis should be performed in making this determination.
To determine the proper accounting treatment of the debt settlement transaction, the Company performed a comprehensive analysis under which it examined the facts and circumstances surrounding the original issuance and ultimate settlement of the notes payable. As part of this comprehensive analysis, the Company examined the following considerations:
•	No single related party had the direct or indirect ability to control the Company’s actions and/or the outcome of the settlement terms through their voting rights.
•	None of the related party creditors, either individually or collectively, controlled a majority voting interest in the Company.

•	None of the related parties held management positions within the Company through which they could significantly influence operating decisions at the time of the debt settlement.

•
While the transaction included related parties, it did not include significant shareholders. The two largest creditors (Draupnir, LLC and the Estate of Allen D. Petersen), held approximately 73%, or $2.0 million, of the notes payable. Draupnir, LLC held no outstanding common stock of the Company and 80,000 shares of non-voting Series A convertible preferred stock. Mr. Petersen, a former director of the Company, owned approximately 7% of the outstanding voting stock of the Company through his foundation and an irrevocable trust. Mr. Petersen passed away in October 2007, at which time an independent third party Executor assumed all responsibility for Mr. Petersen’s estate. All settlement negotiations with respect to Mr. Petersen’s debt were conducted with the independent Executor.

•
Given the unfavorable terms of the debt settlement (approximately $0.30 for each dollar of debt or a 70% principal reduction), the transaction was clearly not constructed to significantly enhance or maintain the related parties investment in the Company, a key element when considering the accounting concept of contributed capital. That is, the risk and rewards for the related party creditors was not proportional to their holdings in the Company as they had to absorb significant economic losses while not enjoying a corresponding benefit through their equity holdings; an economic position similar to that found in non-related party arrangements between creditors and business enterprises.

•
The notes payable were in no way intended to represent equity contributions at the time of issuance. The notes payable were executed to provide TSI with short-term financing to sustain and preserve its assets. This is evidenced by the fact that all of the note payable agreements had original maturity dates of one year or less, and approximately $1.8 million of the notes payable had original maturity dates of four months or less.

•
The note payable agreements contained no equity conversion options which supports the conclusion that the original intent of the notes was to provide TSI with temporary funding rather than an equity infusion.

•
The final debt settlement was an all cash transaction and did not provide the creditors with any future rights or privileges (stated or unstated) in the Company. Further, the Settlement Agreement provided the creditors with no equity awards in either TSI or the Company.

•
The debt settlement transaction was a unilateral action undertaken, and required, by the Company to comply with the terms of the Settlement Agreement; an action caused by an obligation completely unrelated to the creditors position as related parties (see further discussion in our response to the Staff’s comment in #4 below). It was not an action undertaken, controlled, or initiated by the related party creditors on behalf of the Company (i.e. there was no action initiated or directed by the shareholders such as the transfer of their shares or the payment of an expense on behalf of the Company; a key element when considering the accounting concept of contributed capital).

•
The characteristics and economic substance of the notes payable are consistent with that of a loan in that the creditors did not participate in more than the majority of any expected residual profits or losses of the Company.

•
The related party notes were solely the obligation of TSI, not that of AMCON Distributing Company (the parent). TSI is defunct and has no operations. Accordingly, the notion that a reasonable investor would make an equity contribution to a defunct entity without the potential for considerable investment enhancement does not follow the fact pattern surrounding the history, substance, form, or intent of this transaction.

•	The primary beneficiaries of the debt settlement transaction were the Company’s shareholders who were not related parties.
Based on the above considerations, the Company believes the characterization of the transaction most closely embodies and resembles that of a gain to be recognized in the statement of operations rather than contributed capital. Additionally, the Company believes this presentation most accurately reflects the substance of the change in its assets and liabilities as it relates to the final wind-down of TSI, as well as the totality of the Settlement Agreement with CPH.
Staff Comment:
4. Notwithstanding the above comment, please revise or explain to us why the gain on the debt settlement was classified as a component of discontinued operations. In this regard, explain to us if the liability was removed from the disposal group. See FASB ASC paragraph 360-10-35-45.
Response:
Regarding FASB ASC 360-10-35-45, please note that the related party debt was never removed from the disposal group as it directly related to, and was an integral part of, the disposal group. Further note that the related party notes payable were issued at the TSI subsidiary level and were solely an obligation of TSI, not that of the Company. Pursuant to the terms of the Settlement Agreement, TSI had a legal obligation to pay or settle these obligations, to provide free and clear title to all of its assets, and to warranty against any potential claims, prior to final closing. Note that cross-collateralization between TSI’s assets and related party debt also encumbered TSI’s assets. Given the litigious and contested nature of the 2004 Asset Purchase Agreement with CPH (over three years of continuous litigation regarding the ownership of TSI’s assets), TSI’s ability to indemnify any buyers against potential claims and/or contingencies was a required component of any disposal agreement. That is, the ability to successfully operate TSI’s business by any buyer (i.e. raise capital from investors, obtain bank financing, operate the plant, market the brand, enter into new business contracts etc.) was inextricably linked with TSI’s warranty to settle these obligations and protect any buyers from potential claims that may arise. Based on these factors, the related party debt was both an essential and required component of the disposal group. This is consistent with the guidance outlined in FASB ASC 205-20-45-4 — 205-20-45-7 which discusses the classification of such items (i.e. debt which is required to be repaid as a result of a disposal transaction, the resolution of contingencies that arise pursuant to the terms of a disposal transaction, and the resolution of indemnification issues with a buyer) within discontinued operations.

Staff Comment:
10. Income Taxes, page 45
5. We note the utilization of your federal and state net operating loss carry forwards, in particular the reduction in the federal net operating loss carry forward from $1.7 million to approximately $0.564 million as of September 30, 2009. You indicate that your net operating loss can be carried forward until 2022. Please explain to us how you assessed the need for a valuation allowance. Please be detailed in your response and cite for us the available evidence you used to make your determination a valuation allowance is still required at September 30, 2009.
Response:
At September 30, 2009, the Company’s valuation allowance consisted primarily of state net operating loss carry forwards (“NOL’s”). These NOL’s primarily related to states where the Company files stand-alone income tax returns and no longer has operations and cannot share the tax attributes of those NOL’s with the Company’s consolidated group. Based on the guidance provided in FASB ASC 740-30-16 – 740-30-25, the Company has examined all of the available evidence regarding these NOL’s, both positive and negative, principally related to the likelihood that the Company will have future operations and will generate future income in the applicable states to utilize the NOL’s. In addition, the Company has established an immaterial valuation allowance related to the portion of federal NOL’s expected to expire as a result of Internal Revenue Code Section 382 limitations. Based upon the review noted above, the Company believes that it is more likely than not, that the associated deferred tax assets will not be realized, and as such, has placed valuation allowances against the balances.

Staff Comment:
13. Commitments and Contingencies, page 47
Liability Insurance, page 48
6. In future filings provide a rollforward of your reserve for self-insurance for each of the last two fiscal years in the notes to your financial statements.
Response:
In response to the Staff’s comment, we propose the following expanded footnote disclosure for all applicable future filings.
Liability Insurance
The Company’s insurance programs for workers’ compensation, general liability, and employee related health care benefits are provided through high deductible or self-insured programs. Claims in excess of self-insurance levels are fully insured. Accruals are based on historical claims experience, actual claims filed, and estimates of claims incurred but not reported.
The Company’s liabilities for unpaid and incurred, but not reported claims, for workers’ compensation and health insurance at September 2010 and 2009 was $x.x million and $x.x million, respectively. These amounts are included in accrued expenses in the accompanying Consolidated Balance Sheets. While the ultimate amount of claims incurred is dependent on future developments, in the Company’s opinion, recorded reserves are adequate to cover the future payment of claims previously incurred. However, it is possible that recorded reserves may not be adequate to cover the future payment of claims.
Adjustments, if any, to claims estimates previously recorded, resulting from actual claim payments, are reflected in operations in the periods in which such adjustments are known.
A summary of the activity in the Company’s self-insured liabilities reserve is set forth below:

	2010		2009
Beginning balance	$	x.x	$	x.x
Charged to expense		x.x		x.x
Payments		x.x		x.x

Ending balance	$	x.x	$	x.x

This concludes our responses to the Staff’s comments included in your letter dated January 29, 2010. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We welcome any additional questions that you might have.
Furthermore, the Company acknowledges:
–	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

–	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

–	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Should you have any additional questions regarding these matters please feel free to contact me at (402) 331-3727.
Sincerely,

/s/ Andrew C. Plummer Andrew C. Plummer
Vice President and
Chief Financial Officer